Exhibit 1.01

DONNELLEY FINANCIAL SOLUTIONS

Conflict Minerals Report

For the reporting period from January 1, 2018 to December 31, 2018

This Conflict Minerals Report (the “Report”) of Donnelley Financial Solutions, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2018 to December 31, 2018.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. For the purpose of this report, tin, tungsten, tantalum and gold will be collectively referred to as the 3TGs. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products for which 3TGs are necessary to the functionality or production of those products.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which 3TGs may be necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2018.

These products, which are referred to in this Report collectively as the “Covered Products” are press and binding consumables and packaging and mailing supplies used in the production of such documents as annual reports, prospectuses, and healthcare enrollment documents.

The Company’s RCOI and Due Diligence Process

The Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding Conflict Minerals. This good faith RCOI was reasonably designed to determine whether any of the 3TGs originated in the Covered Countries and whether any of the 3TGs may be from recycled or scrap sources. The Company also exercised due diligence on the source and chain of custody of 3TGs that may have originated in Covered Countries. The Company’s due diligence measures have been designed to conform to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Third Edition , including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

The Company’s supply chain with respect to its products is complex, and there are many third parties in the supply chain between the ultimate manufacture of Company products and the original sources of these minerals. In this regard, the Company does not purchase minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of the 3TGs that are included in its products.

The Company’s primary means of determining country of origin of 3TGs contained in the Covered Products was by conducting a supply chain survey with direct suppliers using the EICC-GeSI Conflict Minerals Reporting Template (“CMRT”) version 5.11 or higher. This supply chain survey and RCOI program was developed and implemented with assistance from a third-party service provider, Assent Compliance (“Assent”). To determine the list of suppliers that would be surveyed, we assessed our active suppliers of Covered Products to determine if they supplied the company with parts or products that may contain one or more of the 3TGs. We periodically reviewed this list to ensure any irrelevant or “out of scope” suppliers were removed from the survey process. Suppliers that were removed included service providers, indirect material suppliers, and suppliers that did not supply the Company with products in 2018.

Non-responsive suppliers were contacted a minimum of three times by Assent. After which non-responsiveness, suppliers were then contacted via email by Company procurement team members to encourage their response to the survey. As part of the survey communications, suppliers were offered training relating to the proper completion of the CMRT and education relating to the Conflict Minerals reporting regulations.

Many suppliers still failed to respond to the survey despite the repeated follow-up efforts noted above.

Due Diligence Efforts Performed

Structured a team led by senior staff members, including the (i) Group Executive President (ii) Executive Vice President, Operations (iii) General Counsel (iv) Vice President, Global Procurement, to support and oversee supply chain due diligence.

Our third-party service provider, Assent Compliance, also assists us with evaluating supply chain information regarding 3TGs, identifying potential risks, and in the development and implementation of additional due diligence measures where necessary.

Assent’s process also included automated data validation on all submitted CMRTs, which is designed to increase the accuracy of submissions and identify any contradictory answers in the CMRT. Suppliers are contacted in regards to invalid forms and are encouraged to resubmit a valid form. As of May 16, 2019, there were 3 invalid supplier submissions that could not be corrected.

A summary of additional due diligence measures undertaken by the Company is below:

•	Adopted a Conflict Minerals policy. The Company’s Conflict Minerals policy is publicly available at (https://www.dfinsolutions.com/suppliers/rpm)

•	Established a transparency program over the mineral supply chain by engaging Assent to identify smelters or refiners (“SORs”) in the supply chain

•	Implemented measures to strengthen the Company’s engagement with its suppliers

•	Maintained a Company level grievance mechanism.

•	Maintained a policy to retain all relevant documentation for a period of 5 years.

Following completion of their CMRT, suppliers were contacted to address items such as the following:

•	Incomplete data including missing SORs

•	Responses which indicated sourcing location without complete supporting information

•	Organizations that were identified as SORs, but not verified as such through further analysis and research

The SORs and countries of origin listed by suppliers in their CMRTs were matched against a database of verified SORs and associated mines. Verified SORs were matched against available lists of processors that have been certified by internationally-recognized industry validation schemes, such as the Responsible Mineral Initiatives (“RMI”) and Responsible Minerals Assurance Process (“RMAP”). In cases where suppliers and products were associated with certified SORs they were categorized by the Company as “DRC Conflict Free.”

If the SOR was not certified by an internationally-recognized organization, research was conducted to gain more information about the SOR’s sourcing practices, including countries of origin and transfer, and whether there were any internal due diligence procedures in place or other processes the SOR had taken to track the chain-of-custody on the source of its mineral ores. In some cases, the additional information allowed the Company to categorize the SORs as “DRC Conflict Free.”

Findings

For the 2018 Reporting Year, the Company received CMRTs from 88.5% of the suppliers surveyed. Through the due diligence 124 SOR’s were identified by in scope suppliers. Among the legitimate smelters identified, all 124 of them are certified as conflict-free and, therefore, do not finance or benefit armed groups in the Covered Countries. Many suppliers responded they did not know if the 3TGs they supplied the Company originated in any of the Covered Countries.

Despite repeated efforts to obtain completed surveys, a significant number of suppliers did not respond to our survey requests. In addition, because the Company is several levels removed from the source of these minerals, despite its additional due diligence efforts, it was unable to identify or further investigate the source of any 3TGs supplied by certain suppliers who were either non-responsive or uncertain about where the 3TGs used in products they supplied to the Company originated. Therefore, the Company does not have sufficient information to determine the facilities used to process, the country of origin, or mine or location of origin of every mineral in the Covered Products.

Conclusion

After exercising the due diligence described above, the Company was unable to determine whether or not each of the Covered Products qualify as “DRC Conflict Free,” as defined under the Rule.

During 2019, the Company will attempt to monitor and prevent its products from containing Conflict Minerals that finance or benefit armed groups in the Covered Countries. The Company also intends to implement best efforts to review supply chain additions for suppliers of high risk materials and include them in the survey process and among others, to improve the due diligence conducted and to further mitigate any risk that the 3TGs in its products could fund armed conflict in the Covered Countries.